SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------

                             Washington, D. C. 20549
                             -----------------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
            UNDER SECTION 12(b) OR (G) OF THE SECURITIES ACT OF 1934

                          SILK ROAD ENTERTAINMENT INC.
                          ----------------------------
                 (Name of Small Business Issuer in its charter)

NEVADA                                              95-4678609
------                                              ----------
(State or other jurisdiction of incorporation       (IRS Employer Identification
of organization)                                    No.)


555 S. Flower St.  #4600
Los Angeles, California                             90071
------------------------                            -----
(Address of principal executive offices             (Zip Code)

Issuer's Telephone Number                           (213) 362-1024

Issuer's Fax Number                                 (213) 362-1001


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

       Title of each class             Name of each exchange on which
       to be so registered             each class is to be registered

               NONE                                NONE

SECURITIES TO BE REGISTERED PURSUANT OT SECTION 12(g) OF THE ACT:

       COMMON STOCK no par value                50,000,000
          (Title of Class)


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                          SILK ROAD ENTERTAINMENT INC.
                                TABLE OF CONTENTS


Part      Item      Description of Item                                   Page
----      ----      -------------------                                   ----

Part I    Item 1    Description of Business                                 3
          Item 2    Management's Discussion and Analysis                    3
                    and results of Operations
                    Liquidity                                               4
                    Marketing Plans                                         5
                    Regulations                                             5
                    Competition                                             6
                    Economic Risks                                          6
                    Employees
                    Reports to security holders                             6
                    Impact of Y2K on Company                                6
          Item 3    Description of Property                                 7
          Item 4    Security Ownership of Certain Beneficial Owners
                    and Management                                          7
          Item 5    Directors, Executive Officers, Promoters and
                    Control Persons                                         7
                    Directors and Executive Officers                        7
          Item 6    Executive Compensation                                  8
          Item 7    Certain Relationships and Related Transactions          8
          Item 8    Description of Securities                               8
                            Common Stock                                    8
                            Preferred Stock                                 8
          Item 9    Transfer Agent                                          9
Part II   Item 1    Market Price of and Dividends on Registrant's           9
                    Common Equity and Related Shareholder matters           9
                            Market Information
                            Holders
                            Dividends
          Item 2    Legal Proceedings                                      10
          Item 3    Changes in and Disagreements with Accountants          10
          Item 4    Recent Sales of Unregistered Securities                10-12
          Item 5    Indemnification of Directors and Officers              12
Part F/S  Item 1    Financial Statements - Annual  February 28, 1999       13-20
          Item 2    Financial Statements - Interim Statement
                            December 31, 1999                              21-25
Part III  Item 1    Index to Exhibits                                      26
                    Exhibits 1 -
                    Articles of Incorporation                              26-30
                    Amendment to Articles of Incorporation                 30-31
                    By Laws                                                31-42
                    Specimen Share Certificate                             42-43
                    Signature Page                                         43

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                          SILK ROAD ENTERTAINMENT INC.

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the State of Nevada on the 25th day of February 1998 as The Silk Road Restaurant Group, Inc. Through a filing in the office of the Secretary of State of Nevada on May 7, 1998 the Company amended its Articles of Incorporation to change its name to Silk Road Entertainment Inc.

The Company is in the Internet entertainment business. The business began as the sale and marketing of technology-based and location based entertainment program themes for business, testing the market with two divisions, "Silk Road Restaurant" catering to the United States, Canada, Mexico and the European markets. This entertainment program is based on soft music played by oriental musical instruments, live entertainment, cooking shows, Chinese art, and cartoons based on Chinese stories and Chinese culture; and 2) "Hollywood 1-2-3 Restaurant" designed to cater to China and South-East Asia. This entertainment program is based on American music, entertainment and culture.

Since formation, the Company has broadened its corporate approach to become an entertainment medium for business-to-business applications while continuing to market its original product to restaurants. The business has now become focused on providing its services to retail store chains, supermarkets, and shopping malls.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDING DECEMBER 31, 1999.

Development Stage Activities.

The Company has been a development stage enterprise from its inception in February 1998 to December 31, 1999. The Company has signed agreements with 24 restaurants for its entertainment program and all 24 installations have been completed and are currently operating. Each of these restaurants pay a monthly fee of $350 to the Company for maintenance in addition to a percentage on the sale of any paintings, merchandise or products that are purchased for resale by the restaurant.

During this developmental period, the Company has been financed in part through services which were converted to shares of common stock, the sale of common stock for cash and the exchange of common stock for merchandise and products, in addition to the license for video, films and other business related items.

The Company has developed its first broadband set-top box, named E-Box1, specializing in high quality entertainment (text, audio, video, 3-D games). The entertainment will be provided to recipient locations using high tech innovation, but also providing all-in-one features to support multiple needs at the location. This will include conference presentation capability, restaurant introduction, merchant promotion, party banquet management and image/picture print-out at recipient's location. The e-Box1 supports most common audio and

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video interfaces that fit most customer locations existing audio and video environment. The customer just plugs in the E-Box1. The equipment has additional interfaces to hook up digital cameras, printers, game controllers, microphone and the Internet.

The Company's products and services include two basic concepts: 1) broadband set-top box development and 2) DVD programs license services. Subsequent products and services include public video wall systems for supermarkets, airports and shopping malls among others. The Company developed its first broadband set-top box, which has been named "e-Box1," to present a new a new era of entertainment and education for business. The Company's service not only brings in high quality multimedia entertainment (text, audio, video and 3-D games) to any location using high tech state-of the-art innovation, but also provides all-in-one features to support multiple entertainment needs at any location. With the e-Box1, the customer has the ability to manage media from all over the world. Computers using the e-Box1 also have the ability to edit and deliver special editions of worldwide media content to individual remote locations through Internet. Through the Company's program, conference presentations can also be downloaded with information as it is happening. In addition. e-Box1 has multiple interfaces to hook up digital cameras, printers, game controllers, microphone and Internet. e-Box1 is extremely easy to use. It works with a TV or video monitor and audio system such as an amplifier with speakers. It does not require an engineer to adapt it for use. Just plug in e-Box1 with compatible location video systems (TV or video projector) and audio systems (such as an amplifier with speakers) and the customer is ready to begin clicking and playing. The simplicity in use provides an instantaneous source of entertainment to businesses as well as the retail market. The retail establishment can also use this entertainment source for merchant promotions. Revenue in the form of a licensing fee is paid to the Company monthly by each business or retail establishment subscribing to the program. The Company also receives revenue from the sale of merchandise, pictures, statues and other artifacts, which the Company sources from Asia and distributes through its client base. In addition, Chinese art will be sold at each location as well as through the Company's web site. This art will either be commissioned by the Company or acquired by the Company for direct sale. In addition to the 40,000 Chinese restaurants in the United States, the Company's market extends to business conference presentations, retail shopping malls, merchant promotions, party banquets and image picture print out. Chain stores with both regional and national scope are targeted as potential customers since the Company provides them with a method of showing individual films at each location and even at different locations within one facility. Supermarkets can utilize this type of centralized control and local presentation to promote products on an hourly or daily basis.

--------------------------------------------------------------------------------
The Company is also at the planning stage of offering several web services to its customers. The services include a web site and related on line services via a DVD program. One web site is designed to introduce and market films made in Asia to the Internet audience. In addition to the film, the audience is able to enjoy interviews with the Asian stars and enter a Chat Room with others who are interested in a direct interaction. In addition, the audience can preview other Asian films to determine their level of interest. Advertising would be the main source of revenue for this service and would be sold for $3,000 to $50,000 depending upon the customer and its usage. On line shopping would be an alternate source of revenue. As of this date, this is still at the concept stage and not incorporated into any on going business of Silk Road.

Although the Company has no competition for its service at this time, as broadband technology becomes more widespread, similar programs could be developed in the future. To counter potential competition, the Company, which is the first to supply this proprietary technology to its niche market, Chinese restaurants, will target shopping malls, airports, and supermarkets, among others, and will be well established in the industry and positioned to remain the leader in the broadband internet entertainment business.
--------------------------------------------------------------------------------

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Liquidity and Capital Resources.

Results of operations for the year ended February 28, 1999 and a ten-month interim statement dated December 31, 1999 are included in this filing.

The Company's cash balance at February 28, 1999 and December 31, 1999 was $28,968 and $50,731 respectively. For the year ended February 28, 1999 the Company continued to be funded in part by the sale of shares of common stock aggregating $921,259 which is broken down as follows: Common stock issued for cash $245,798; common stock issued for services video and licensing right to film and other property and equipment $675,461. For the ten months ended December 31, 1999 the Company did not raise any funds through the sale of shares.

Management believes it will be required to raise additional funds in the year 2000 and will do so in a private placement or a regulation A filing and subsequent sale of shares. The Company's future liquidity requirements will be dependent upon factors that include the cost of operations, volume of sales and prices derived from sales of products, the expansion of marketing activities and many unforeseen happenings that might have an impact on the retail market for our products. There can be no assurance that financing, if required, will be available on terms that are satisfactory to management.

MARKETING PLANS
--------------------------------------------------------------------------------
1. Retail stores for the entertainment package to be installed on a customized basis.
2.   Shopping malls
3.   Supermarkets
4.   Beauty Salons
5. Chain restaurants and for the entertainment package and the sale of special merchandise supplied by the Company.
6. The export market for Hollywood 1-2-3 in mainland China and other Asian countries.


REGULATIONS

The Company is subject to many laws and regulations both in the United States and internationally as its market expands. The Company must also comply with Federal, State and Local Laws including the Environmental Protection Act. The Company does not produce or utilize any toxic, hazardous or harmful substance that could injure the health of the individual or the environment. The Company does not anticipate any difficulty in the future in complying with all applicable Laws and Regulations in the performance of its operations. The Company cannot predict the impact of possible changes in response to future legislation, rules or governmental requirements including the Food and Drug Administration regulations which may affect the ability of the Company, as well as others in the industry, to develop and market products. However, the Company does not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

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COMPETITION

The restaurant industry in which the Company will engage is extremely competitive. While there are thousands of Chinese restaurants located in every state of the United States they are for the most part independently owned and not a part of a chain. For this reason each restaurant owner must be individually sold on the Company's entertainment package. There is no assurance that the Company can develop superior or more cost-effective products than its competitors, or that it can successfully market its product.


ECONOMIC RISKS

Local, national and international economic conditions may have a substantial adverse effect on the efforts of the Company. A downturn in the United States economy could reduce the amount of disposable cash that individuals are willing to pay for dining out and this could cause the closure of some of the Company's customers and/or prospective customers. Any adverse political issue as respect to China could also have an adverse effect on the business of our customers and therefore have an impact on the Company.


EMPLOYEES

At the present time the Company employs a total of 2 management personnel, and 5 consultants who sell the company program throughout the United States.


REPORTS TO SECURITY HOLDERS

Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. However, once the Company becomes a reporting company, it will deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and as required by the rules or regulations of any exchange upon which the Company shares may be traded.

Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission (the "Commission"). Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10-Q-SB, 8-Kand Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, then the Company will file registration statements for those shares.


IMPACT OF Y2K ON COMPANY

The Year 2000 issue arising out of computer programs has not affected the Company, or its plans for sales. The Company intends to timely update its accounting and other systems which are determined to be affected by Year 2000 by purchasing Year 2000 compliant software and hardware available from retail vendors at reasonable cost. The Company has not yet contacted any of its vendors to determine their status as to the Y2K compliance.

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


ITEM 3.   DESCRIPTION OF PROPERTY

The Company does not own any real property and currently rents a total of 800 square feet in an office complex located at 555 S. Flower Street #4600 Los Angeles, CA 90071 on a month to month basis and a 1300 square foot office in Alhambra, California located at 2225 W. Commonwealth Ave. #103 on a one year lease at $1150 pre month.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company's Common Shares by (a) each person known to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, (b) the Directors of the Company and (c) the Directors and Officers as a group.


NAME                                     NUMBER OF SHARES OWNED    PERCENTAGE OF
                                             (COMMON STOCK)        SHARES ISSUED
                                             --------------        -------------
Richard Lo (Wing Nin Lo)                         100,000              3.6192%
D.Y. Wang                                        100,000              3.6192%
Meng Chiu Liu                                     25,000              0.9048%
Zi Ran Zhang                                      10,000              0.3619%
All Directors and Officers as a Group            235,000              8.5052%

Beneficial owners of more than 5% of the Company's outstanding shares are:
K. H. Lee & Company                              294,000
L & L Investment Company                         530,000
Burrows Capital & Investment                   1,244,000


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors, Executive Officers, Promoters and Control Persons are listed below:

Name                           Age                 Position
----                           ---                 --------
Richard Lo                     59                  President & CEO, Director
D.Y. Yang                      42                  Director
Meng - Chiu Liu                39                  Secretary/Treasurer
Zi Ran Zhang                   49                  Director
Dr. Jim Su                     37                  VP Engineering-Director

The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholder's meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Mr. Richard Lo. President and CEO. Mr. Lo has more than 17 years of executive management experience in addition to an international marketing. He served as Vice President of Operations for Worldwide Merchant Inc from 1985 to 1990 and is

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currently a promoter and Vice President for First American Financial Group and
Vice President of Marketing for American Merchant Group. Approximately 90% of his time is devoted to Silk Road Entertainment, Inc.

Mr. D.Y. Yang. Director. Mr. Yang has over 11 years of experience in film production, television and film marketing and book publications. He has served as co-producer for various films at several film studios from 1987 to the present. He also serves as the marketing Director of Television and Film Import and Export Division Inc. He holds a B. A. in English language from Beijing University in 1986 and an MFA in Film Production from UCLA.

Ms. Meng-Chin Liu. Secretary/Treasurer. Ms. Meng has more than 15 years of experience in the operational management and financial services and has served a a financial controller for American Merchant Group from 1990-1996. She was also a registered representative in her position with W.M.A.

Mr. Zi Ran Zhang. Director. Mr.Zhang will be in charge of the business development of the Company in China. Mr. Zhang was the chief engineer and director of China Realty Co. Ltd. In Hebei Province for the period from 1984 to 1991. He then joined the Shi Jia Zhuang East Square as their General Manager and Vice President until 1999. Mr. Zhang is experienced in Trading and in movie and video distribution in China.

Dr. Jim Su. Vice President Engineering/Director. Dr. Su received his Ph.D. from the University of Southern California in Computer Engineering. He presently holds four patents and has written extensively in the field of hardware and software applications including microprocessor design and prolog parallel microprocessors. He will be in charge of all Internet engineering functions for the Company.


ITEM 6.   EXECUTIVE COMPENSATION

A.   No officer or director has received a monetary salary.
B. There is no annuity, pension or retirements benefit proposed to be paid to officers, directors or employees of the Company in the event of a retirement. There is no existing plan provided for contributed to by the Company or any of its employees.
C. As of the date of this filing no options have been granted for shares of either common or preferred shares of the Company.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No Director, Officer, Promoter or Control Person is, or has been in debt to the Company.


ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 50,000,000 shares of Common Stock, each share having a par value of $.001. On the 31st of December 1999 2,763,000 shares were issued and outstanding. The Company does not have any Preferred Shares authorized and no preferred shares are issued and outstanding.

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Shareholders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed and thus holders of more than 50% of the shares voting for Directors can elect all Directors. The holders of Common Stock have no preference rights to purchase new issues of the securities of the Company.

Dividends may be paid if, and when, declared by the Board of Directors. All shares are non-assessable and fully paid.

Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of the debts. There are no redemption, conversion or pre-emptive rights attached to the Common Stock.


ITEM 9

Transfer Agent and Registrar
The Transfer and Registrar of the Company is:
Pacific Stock Transfer    Attn:  Shelly
5844 S. Pecos Rd. Suite "D"
Las Vegas, NV  89120


PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

As of the date of this filing the Company's Common Stock is not traded over-the-counter on the Bulletin Board by the National Association of Securities Dealers (NASD) nor in the Pink Sheets published by the National Quotation Bureau. The NASD issued a four letter symbol to the Company, "SLKR" for use when a listing is approved. The Company filed a 15-C-211 through the brokerage firm of J. Alexander Securities in Los Angeles, California and has sought approval by the NASD to begin trading shares which have been held by shareholders over two years.

Prior to the Company becoming a "Reporting Company", as called for, there will be 466,000 shares of free trading shares of the Company's Common Stock with an additional 225,000 shares held by officers and directors and an additional 1,774,000 shares of common stock held for a period over two years by control persons.

As of December 31, 1999 there were 38 shareholders of the Company's Common Stock. The Company has not declared or paid any dividends on its stock, and does not anticipate declaring any dividends in the foreseeable future.

The Company's common stock is covered by the Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by this rule, the broker-dealer must make a special suitability determination for the

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purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause less broker-dealers to make a market and it may affect the level of news coverage we receive.


ITEM 2.   LEGAL PROCEEDINGS.

Neither the Company, nor its Directors, nor any Officer is a party to any material legal proceeding or litigation, which would impact the operations of the Company.


ITEM 3.   CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

None


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

30,000 shares of common stock valued at $5.00 per share were issued on March 9, 1998 to Chien Hwa Chao for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").
27,500 shares of common stock valued at $5.00 per share were issued on March 9, 1998 to Candy Jeng and Amy Wong Jeng for the use of their personal financial guarantees on equipment leased in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
20,000 shares of common stock valued at $5.00 per share were issued on March 9,1998 to Bernice Ringler for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
33,000 shares of common stock valued at $1.00 per share were issued on March 9, 1998 to Timothy Lee for artwork used in film production for restaurant in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act. Artwork was used in three programs and constituted about 12 minutes in the film at 24 frames per second.
10,000 shares of common stock valued at $5.00 per share were issued on March 9, 1998 to Stephen S. Loo for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act. His services introduced a critical restaurant to the program and led others to join in the program.
5,000 shares of common stock valued at $5.00 per share were issued on March 15, 1998 to Yo Cho Tsang for cash in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
530,000 shares of common stock valued at $690,000 were issued on March15, 1998 to L&L Investment Company for the video licensing rights to the film library to be used by Silk Road at the restaurants who participate in our program in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
1,244,000 shares of common stock valued at $690,000 were issued on March 15, 1998 to Burrows Capital Investment Company for the video licensing rights to the film library to be used by Silk Road at the restaurants who participate in our program in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
30,000 shares of common stock valued at $1.00 per share were issued on March 20, 1998 to Frank Chen for merchandise in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").

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


1,000 shares of common stock valued at $1.00 per share were issued on March 20, 1998 to Yan Can Cook for cooking services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
25,000 shares of common stock valued at $.10 per share were issued on March 20, 1998 to Meng Chiu-Liu for services as Controller of Silk Road in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").
100,000 shares of common stock valued at $.10 per share were issued on March 20, 1998 to Richard Lo (Wing Win Lo) for services as President of Silk Road in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
15,000 shares of common stock valued at $1.00 per share were issued on March 20, 1998 to Jen Lin for merchandise in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
5,000 shares of common stock valued at $1.00 per share were issued on March 20, 1998 to Fay C. Meng for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").
10,000 shares of common stock valued at $1.00 per share were issued on March 20, 1998 to Peter Shaw for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act. Mr. Shaw sourced merchandise and products to be sold through the restaurants from China.
100,000 shares of common stock valued at $.10 per share were issued on March 20, 1998 to D.Y. Wang for services as C.E.O. and Director of Silk Road in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
1,000 shares of common stock valued at $5.00 per share were issued on July 30, 1998 to Tjan Chia-Ling for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
2,000 shares of common stock valued at $5.00 per share were issued on July 30, 1998 to Ta Peng-Wang for cash in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
6,000 shares of common stock valued at $3.00 per share were issued on September 12, 1998 to Zhiming Han for music composition services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").
500 shares of common stock valued at $5.00 per share were issued on September 12, 1998 to Al Kwang Ho for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
5,000 shares of common stock valued at $5.00 per share were issued on September 12, 1998 to Su Huang & Yam He Huanh for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
2,000 shares of common stock valued at $5.00 per share were issued on September 12, 1998 to Barbara Chen and Ziang Cheng Taxg for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $.10 per share were issued on October 1, 1998 to Jimmie Liu and Meng Chiu Liu for artwork design services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $5.00 per share were issued on October 26, 1998 to Chun Kao for cash in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $5.00 per share were issued on November 9, 1998 to Michael Chen for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").

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


10,000 shares of common stock valued at $5.00 per share were issued on November 20, 1998 to Zi Ran Zhang for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
5,000 shares of common stock valued at $5.00 per share were issued on November 20, 1998 to Yun Zhang for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
5,000 shares of common stock valued at $5.00 per share were issued on November 20, 1998 to Li-Zhong for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
5,000 shares of common stock valued at $5.00 per share were issued on November 20, 1998 to Ying Ying Zhu GE for cash in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
2,000 shares of common stock valued at $5.00 per share were issued on November 22, 1998 to Sum Chu Ma for cash in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
4,000 shares of common stock valued at $2.50 per share were issued on November 25, 1998 to Elaine Culver for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $1.25 per share were issued on December 20, 1998 to Alice Lee for artwork design services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $1.25 per share were issued on December 20, 1998 to Cheuk Yen Wu for artwork design services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
5,000 shares of common stock valued at $5.00 per share were issued on December 20, 1998 to Dong Sheng Yang for cash in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
20,000 shares of common stock valued at $1.00 per share were issued on January 7, 1999 to Cheuk Fung Wu for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
6,000 shares of common stock valued at $1.00 per share were issued on January 25, 1999 to John Chow for merchandise in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
294,000 shares of common stock valued at $.50 per share were issued on July 19, 1999 to K. H. Lee Co. for video and licensing rights to film in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
150,000 shares of common stock valued at $3.00 per share were issued on July 21, 1999 to Chang Shih-Chien for cash in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has provided in its by-laws under Article Ten Section 3 that it "may indemnify any Director, Officer, agent or employee as to liabilities. The Directors as far as permissible under Nevada Statutes are without personal liability for actions taken on behalf of the Corporation which are consistent with the purposes of the Corporation and the laws of the State of Nevada and the United States of America.

The minutes provide further that the Corporation shall have the power to purchase and maintain insurance on behalf of any person who is a director, officer, employee or agent against any liability asserted against the person and incurred by the person in any such capacity or arising out of the person's status as such whether or not the corporation would have the power to indemnify the person against such liability under provisions of the law. The Company has not purchased such insurance as of this date.


PART F/S

The Independent Auditor's Report and the Financial Statements for the period February 25, 1998 (date of inception) to February 28, 1999 are included. Management's report from March 1, 1999 to December 31, 1999 is also included.

Independent Auditors Report                                                F-1

Financial Statements
    Balance Sheet - Assets - Liabilities and Stockholders Equity           F-2

    Statement of Operations                                                F-3

    Statement of Changes in Stockholders' Equity                           F-4

    Statement of Cash Flows                                                F-5

Notes to Financial Statements                                              F-6-8

                           H. M. RICHARDS & ASSOCIATES
             Accountancy Corporation * Certified Public Accountants
                           Member AICPA * Member CSCPA
                        5857 Uplander Way Culver City, CA
                    Phone (310) 348-4188 Fax: (310) 348-4189

August 18, 1999


Silk Road Entertainment, Inc.
Los Angeles, CA

To the Shareholders and the Board of Directors of Silk Road Entertainment, Inc.

We have audited the accompanying balance sheet of Sandy Creek Corporation (a development stage Company) as of February 28, 1999 and the related statements of operations, stockholders' equity and cash flows for the period February 25, 1998 (date of inception) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silk Road Entertainment, Inc. as of February 28, 1999 and the results of its operations, stockholders' equity and cash flows for the period in accordance with generally accepted accounting principles.



/s/ H. M. Richard and Associates
--------------------------------
H. M. Richard and Associates
An Accountancy Corporation



                          SILK ROAD ENTERTAINMENT, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                FEBRUARY 28, 1999

                                     ASSETS
                                     ------

Current assets:
     Cash                                                               $  28,968
     Accounts receivable                                                   57,682
     Inventories (Note 2)                                                   8,735
     Loan receivable                                                        3,500
                                                                        ---------

         Total current assets                                              98,885

Property and equipment, less $36,699 accumulated
  depreciation (Note 3)                                                   697,271

Other assets:
     Organization Cost, less $2,778 accumulated amortization (Note 6)      11,111
     Deposits                                                               4,271
                                                                        ---------

         Total assets                                                   $ 811,538
                                                                        =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:
     Accounts payable                                                   $  14,000
     Current portion of long-term debt (Note 4)                            42,000
                                                                        ---------

         Total current liabilities                                         56,000

Long-term debt, less current portion (Note 4)                               4,644

Deferred income (Note 5)                                                   64,743
                                                                        ---------

         Total liabilities                                                125,387
                                                                        ---------

Stockholders' equity:
     Common stock $.001 par value; shares authorized 50,000,000
      issued and outstanding 2,764,000                                      2,764
     Preferred stock $.001 par value; authorized 5,000,000
       shares; issued and outstanding, none                                  --
     Paid-in capital (Note 2)                                             918,495
     Retained earnings (deficit)                                         (235,108)
                                                                        ---------

         Total stockholders' equity                                       686,151
                                                                        ---------

         Total liabilities and stockholders' equity                     $ 811,538
                                                                        =========


              See accompanying notes to the financial statements.

                                      F-2

                          SILK ROAD ENTERTAINMENT, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
      FOR THE PERIOD FROM INCEPTION FEBRUARY 25, 1998 TO FEBRUARY 28, 1999


Net sales                                                           $     4,299

Cost of goods sold                                                        2,976
                                                                    -----------
         Gross profit                                                     1,323

Operating expenses                                                     (236,431)
                                                                    -----------

Income (loss) before income taxes                                      (235,108)

Income tax (benefit)                                                       --
                                                                    -----------
         Net income (loss)                                          $  (235,108)
                                                                    ===========


Loss per share:
     Basic and diluted                                              $     (0.17)

Number of shares used in the per
   share calculation:
     Basic and diluted                                                1,382,000







              See accompanying notes to the financial statements.


                                                  SILK ROAD ENTERTAINMENT, INC.
                                                  (A Development Stage Company)
                                                STATEMENT OF STOCKHOLDERS' EQUITY
                               FOR THE PERIOD FROM INCEPTION FEBRUARY 25, 1998 TO FEBRUARY 28, 1999


                                           Common Stock           Preferred Stock
                                     ----------------------     -------------------
                                       Number                     Number                   Paid-In                     Stockholders'
                                     of Shares       Amount     of Shares    Amount        Capital        Deficit         Equity
                                     ---------       ------     ---------    ------        -------        -------         ------
Stock issued:
    To employees                       417,500            418       --            --            --             --              418

    To investor/supplier/president   2,118,000          2,118       --            --         687,882           --          690,000

    To public                          227,500            228       --            --         245,798           --          246,026

    Offering costs                                                                           (15,185)                      (15,185)

    Net loss for the year                                                                                  (235,108)      (235,108)
                                   -----------    -----------    -------   -----------   -----------    -----------    -----------

                                     2,763,000    $     2,764       --     $      --     $   918,495    $  (235,108)   $   686,151
                                   ===========    ===========    =======   ===========   ===========    ===========    ===========








                                        See accompanying notes to the financial statements.

                                                             F-4

                          SILK ROAD ENTERTAINMENT, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
      FOR THE PERIOD FROM INCEPTION FEBRUARY 25, 1998 TO FEBRUARY 28, 1999



Cash flows from operating activities:
     Net loss                                                         $(235,108)
     Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
         Depreciation and amortization                                   39,477
         Changes in assets and liabilities:
             Accounts receivable                                        (57,682)
             Inventories                                                 (8,735)
             Deposits                                                    (4,271)
             Deferred income                                             64,743
             Accounts payable                                            14,000
                                                                      ---------

                Net cash (used in) operating activities                (187,576)
                                                                      ---------

Cash flows from investing activities:
     Capital expenditures                                               (57,303)
     Loan receivable                                                     (3,500)
                                                                      ---------

                Net cash provided by (used in) investing activities     (60,803)
                                                                      ---------

Cash flows from financing activities:
     Proceeds from issuing common stock                                 230,703
     Issuance (repayment) of long-term debt                              46,644
                                                                      ---------

                Net cash provided by (used in) financing activities     277,347
                                                                      ---------

Net increase (decrease) in cash and cash equivalents                     28,968

Cash and cash equivalents at beginning of year                             --
                                                                      ---------

Cash and cash equivalents at end of year                              $  28,968
                                                                      =========

Supplemental disclosure of cash flow information:

     Noncash investing and financing activities                       $ 690,000

     Interest paid                                                    $    --

     Income taxes paid                                                $    --



               See accompanying notes to the financial statements.

                          SILK ROAD ENTERTAINMENT, INC.
                         (A Development Stage Comapany)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - BUSINESS:
------------------

Silk Road Entertainment, Inc. (the "Company") is a developer and provider of technological entertainment packages with program themes for the restaurant industry. The Company was formed in Nevada on February 25, 1998 and began doing business on May 1, 1998.

NOTE 2 - SUMMARY OF SIGNIFIC ANT ACCOUNTING POLICIES:
-----------------------------------------------------

Development Stage Company
-------------------------

     Since the inception, the Company has been primarily involved in raising capital, commencing production schedules for various projects under progress, and acquiring services in the field of legal, financial, and art and entertainment to promote the company and develop it's future infrastructure.

     The Company has devoted substantially all of its efforts toward establishing the entity, by developing various projects and operating the day to day activities. The Company has not generated any significant revenues since its inception. Upon development, release and distribution of motion pictures, films, and videos, a more steady revenue can be expected. Theses financial statements comply with the reporting requirements under SFAS No. 7 for Development Stage Companies

Inventories
-----------

Inventories consist primarily finished goods merchandise held for resale and are stated at the lower of cost (determined on a weighted average cost basis) or market. Market value is based upon net realizable value. Appropriate consideration is given to deterioration, obsolescence, and other factors in evaluating net realizable value.

Revenues
--------

Revenues are recognized upon shipment of product to customers. (Note 5)

Depreciation
------------

Depreciation is computed on a straight-line method. (Note 3)

                          SILK ROAD ENTERTAINMENT, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


(Continued)

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT:
--------------------------------

Property and equipment consist of the following

                                                          Useful Life
                                                           In Years
                                                           --------

Videos and license rights acquired by issue of 2,273,000
  common shares of Silk Road Entertainment, Inc                10       $690,000

Equipment                                                      10         43,970
                                                                        --------

Total property and equipment                                             733,970

Less accumulated depreciation                                             36,699
                                                                        --------

        Property and equipment, net                                     $697,271
                                                                        ========



NOTE 4 - Long-term Debt:
------------------------

The long-term debt is a contract payable; capitalized lease note of $46,644 consists of 14 1/2 payments of $3,500 a month (including interest) less the current portion of $42,000.


NOTE 5 - Deferred Income:
-------------------------

The company has service agreements with restaurants for one and three year terms. Deferred income consists of these three-year service agreements with 34 monthly payments due as of February 28, 1999. These payments total $145,766. There are also 9 monthly payments due on the one-year agreements totaling $13,250. The associated cost of sales of $78,430 has reduced the deferred income to a net of $64,743. Deferred income is recognized as payments are received.

                          SILK ROAD ENTERTAINMENT, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


(Continued)

NOTE 6 - Organization Costs:
----------------------------

Organization costs of $13,889 are amortized over 5 years.

NOTE 7: Lease Commitments
-------------------------

The company has a lease for office space at two locations, which expires on April 30, 1999. Month to month rent is $2,000.


Note 8: Year 2000 Computer Systems Compliance
---------------------------------------------

The company has reviewed the software systems and related applications used in its business to assess its requirements regarding the "Year 2000 Issue." Based on this review, the company does not require any upgrades of software or hardware. The company therefore does not anticipate any business disruptions.

                              Financial Statements
                                       of
                          SILK ROAD ENTERTAINMENT, INC.
                     For the Period Ended December 31, 1999

                          SILK ROAD ENTERTAINMENT, INC.
                                  Balance Sheet
                                December 31, 1999


                                     Assets

Current Assets
    Petty Cash                                                  $       600.00
    CASH IN BANK SANWA BANK 10019                                    68,477.86
    Cash in bank Sanwa Bank 10083                                       452.60

          Total Current Assets                                  $    69,530.46

Fixed Assets
    Office Equipment                                                719,926.03
    Accumulated Depreciation                                       (110,096.00)

          Total Fixed Assets                                        609,830.03

Other Assets
    Deposit - Utilities                                               4,271.00
    Organization Cost                                                13,889.00
    Accumulative Amortization                                        (5,555.80)

          Total Other Assets                                         12,604.20

             Total Assets                                       $   691,964.69
                                                                ==============

                          SILK ROAD ENTERTAINMENT, INC.
                                  Balance Sheet
                                December 31, 1999

                             Liabilities and Equity

Current Liabilities
Long Term Liabilities
    Shell Credit Card Payable                                          1,500.00
                                                                    -----------

          Total Long Term Liabilities                                  1,500.00

Equity
    Common Stock                                                       2,764.00
    Paid in Surplus                                                  918,495.00
    Retained Earnings                                               (235,108.00)
    Current Income (Loss)                                              4,313.69
                                                                    -----------

          Total Equity                                               690,464.69
                                                                    -----------

              Total Liabilities & Equity                            $691,964.69
                                                                    ===========


                            SILK ROAD ENTERTAINMENT, INC.
                                  Income Statement
                       For the Period Ended December 31, 1999

                                    12 Months Ended           12 Months Ended
                                    Dec. 31, 1999     Pct     Dec. 31, 1999    Pct
                                    -------------     ---     -------------    ---
Revenue
    Sales                          $   453,339.48    105.52   $ 453,339.48    105.52
    Returns and Allowance              (23,716.83)    (5.52)    (23,716.83)    (5.52)
                                                     ------                   ------
           Total Revenue               429,622.65    100.00     429,622.65    100.00

Cost of Sales
     Purchase                           81,268.56     18.92      81,268.56     18.92
     Commission                         91,438.39     21.28      91,438.39     21.28
     Advertising                         5,754.00      1.34       5,754.00      1.34
     Production Fee                     37,892.16      8.82      37,892.16      8.82
                                                     ------                   ------
             Total Cost of Sales       216,353.11     50.36     216,353.11     50.36
                                                     ------                   ------

                 Gross Profit          213,269.54     49.64     213,269.54     49.64

Operating Expenses
     Accounting                          1,500.00      0.35       1,500.00      0.35
     Advertising                         4,980.00      1.16       4,980.00      1.16
     Amortization expense               42,066.80      9.79      42,066.80      9.79
     Auto and Truck Expense              1,451.79      0.34       1,451.79      0.34
     Bank Charges                          423.78      0.10         423.78      0.10
     Depreciation                       32,488.00      7.56      32,488.00      7.56
     Dues and Subscriptions                699.00      0.16         699.00      0.16
     Entertainment                       5,807.47      1.35       5,807.47      1.35
     Equipment Rental                   30,355.50      7.07      30,355.50      7.07
     Freight                             2,741.68      0.64       2,741.68      0.64
     Insurance                           1,787.00      0.42       1,787.00      0.42

     Leasing - auto                      1,430.34      0.33       1.430.34      0.33
     Legal                               7,596.00      1.77       7.596.00      1.77
     Office Expense                     11,342.77      2.64      11,342.77      2.64
     Outside services                   31,619.64      7.36      31,619.64      7.36
     Postage                             2,929.66      0.68       2,929.66      0.68
     Professional fee                      200.00      0.05         200.00      0.05
     Promotion fee                         300.00      0.07         300.00      0.07
     Rent                               14,708.00      3.42      14,708.00      3.42
     Repairs and Maintenance               385.52      0.09         385.52      0.09
     Sample                                 69.50      0.02          69.50      0.02
     Security & Alarm Expense              183.43      0.04         183.43      0.04
     Supplies                            2,481.09      0.58       2,481.09      0.58
     Taxes - Other                         113.45      0.03         113.45      0.03
     Telephone                           5,632.52      1.31       5,632.52      1.31
     Travel                              4,862.91      1.13       4,862.91      1.13
                                                     ------                   ------
     Total Expenses                    208,155.85     48.45     208,155.85     48.45
                                                     ------                   ------

               Operating Income          5,113.69      1.19       5,113.69      1.19

State Income Tax Expense                   800.00      0.19         800.00      0.19
                                                     ------                   ------

                                      F-12

                              12 Months Ended           12 Months Ended
                               Dec. 31, 1999    Pct      Dec. 31, 1999   Pct
                               -------------    ---      -------------   ---

Total Other Income                 (800.00)    (0.19)       (800.00)    (0.19)
                               ----------------------------------------------

  Net Income (Loss)            $  4,313.69      1.00    $   4313.69      1.00
                               ==============================================



                                 SILK ROAD ENTERTAINMENT, INC.
                                 (A development stage company)
                               STATEMENT OF STOCKHOLDERS EQUITY
             FOR THE PERIOD FROM INCEPTION FEBRUARY 25, 1998 TO DECEMBER 31, 1999



                              Common Stock  Preferred Stock
                              ------------  ---------------
                                Number          Number       Paid-in                 Stockholder's
                               of shares      of shares      Capital       Deficit      Equity
                               ---------      ---------      -------       -------      ------
Feb 1998-Feb 1999
Stock Issued:
 To employees                    417,500          --            --            --             418

 To investor/supplier          2,118,000          --         687,882          --         690,000
 /president

 To public                       227,500          --         245,798          --         246,026

 Offering Costs                                              (15,185)         --         (15,185)

 Net Loss for the year                                                    (235,108)     (235,108)
                              ----------    ----------    ----------    ----------    ----------
                               2,763,000          --      $  918,495    $ (235,108)   $  686,151



Mar 1999-Sep 1999

Net Income for seven months                                                  6,381         6,381
                              ----------    ----------    ----------    ----------    ----------
                               2,763,000          --      $  918,495    $ (228,727)   $  692,532



Mar 1999-Dec 1999

Net Income for ten months                                                    4,314         4,314
                              ----------    ----------    ----------    ----------    ----------
                               2,763,000          --      $  918,495    $ (224,413)   $  696,846


                                             F-14

PART III

ITEM 1        INDEX TO EXHIBITS

Exhibit 1     State of Nevada Articles of Incorporation
Exhibit 2     Amendment to Articles of Incorporation May 7, 1998
Exhibit 3     By-laws of Silk Road Entertainment, Inc.
Exhibit 4     Specimen Share Certificate

Signature Page

                                    SIGNATURE

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                      SILK ROAD ENTERTAINMENT, INC.
                                                Registrant


                                             By Richard Lo
                                             --------------
                                                Signature

Date:  March 16, 2000






                                       15